ANGLO AMERICAN

04030970

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

9 June, 2004

JUN 21 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests dated 09 June 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 8 June 2004, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 55,298 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 8 June 2004, Mr Trahar is deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 140.00 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 767,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
9 June 2004

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 8 June 2004, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 55,298 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 8 June 2004, Mr Trahar is deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 140.00 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 767,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
9 June 2004

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 8 June 2004, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 55,298 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 8 June 2004, Mr Trahar is deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 140.00 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 767,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
9 June 2004

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 8 June 2004, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 55,298 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 8 June 2004, Mr Trahar is deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 140.00 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 767,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
9 June 2004

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 8 June 2004, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 55,298 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 8 June 2004, Mr Trahar is deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 140.00 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 55,298 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 767,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

N Jordan
Secretary
9 June 2004